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                                                                    EXHIBIT 20.1




Amerac Energy Corporation ("AMEX:AMC") announced today that pursuant to a previously announced plan to consider alternatives for maximizing shareholder value, its Board of Directors authorized the initiation of discussions with a select group of companies regarding a possible strategic merger or similar business combination. The Company's financial advisor, McDonald & Company Securities, Inc., recommended this course of action as a result of their analysis of the various options available to the Company.

The Company also announced that pursuant to an analysis of its assets made in connection with its review of strategic alternatives, the Company is revising upward its proved undeveloped reserves in the Golden Trend Field in Garvin County, Oklahoma. The Company has identified ten additional proved undeveloped drilling locations in the field. The gross drilling and completion cost per well is approximately $700,000 and if all ten wells were drilled and completed, the Company estimates that its share of aggregate drilling and completion costs would be approximately $5.8 million. Based on this updated reserve information, the first six months of 1997 production and other revisions, the Company now estimates its proved reserves at June 30, 1997 to be approximately 5.4 million barrels of oil equivalent (BOE), an 8% increase from estimated proved reserves as of December 31, 1996. The discounted pre-tax present value of these reserves, using prices and costs in effect at June 30, 1997 and a 10% discount rate, is estimated to be $23.5 million, a decrease of 33% from the Company's year-end 1996 pre-tax present value of proved reserves, which was estimated to be $35 million at such date. The decline in pre-tax present value of the Company's proved reserves is largely attributable to a decline in prices received for the Company's oil and gas production at June 30, 1997 as compared to December 31, 1996, and an increase in the percentage of the Company's total proved reserves represented by proved undeveloped reserves.

Amerac is engaged in the acquisition, production and further development of oil and gas properties primarily in Texas and Oklahoma. Amerac's Common Stock is traded on the American Stock Exchange under the symbol AMC.